                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

     (Mark One)
         (X)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

         ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from __________ to __________

                          Commission file number 1-2360

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              IBM TDSP 401(k) PLAN

                       DIRECTOR OF COMPENSATION & BENEFITS
                          CAPITAL ACCUMULATION PROGRAMS
                                 IBM CORPORATION
                               NORTH CASTLE DRIVE
                             ARMONK, NEW YORK 10504

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                                NEW ORCHARD ROAD
                             ARMONK, NEW YORK 10504

                              REQUIRED INFORMATION

                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT ACCOUNTANTS                                             3

FINANCIAL STATEMENTS AND SCHEDULE

     FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits
         at December 31, 2001 and 2000                                        4

         Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 2001                                 5

         Notes to Financial Statements                                        6

     SUPPLEMENTAL SCHEDULE:

         Schedule I  - Schedule of Assets (Held at End of Year)
                       At December 31, 2001                                  19

EXHIBIT

     EXHIBIT 23 - Consent of Independent Accountants


                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                               IBM TDSP 401(k) PLAN
                                               --------------------


Date: June 28, 2002                  By: /s/ Robert F. Woods
-------------------                     -----------------------------------
                                        Robert F. Woods
                                        Vice President and Controller

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Members of the International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM TDSP 401(k) PLAN:


In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for benefits of the IBM TDSP 401(k) Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


New York, NY
June 28,  2002

                              IBM TDSP 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2001


(Dollars in thousands)                                           2001                 2000
                                                                 ----                 ----
ASSETS:
  Investments, at fair value (Note 7)                       $ 20,370,312          $ 19,610,722
  Receivables:
     Income and sales proceeds receivable                          2,259                 6,189
     Loans receivable                                            315,954               325,408
                                                            ------------          ------------
        Total assets                                          20,688,525            19,942,319

LIABILITIES:
  Expenses payable                                                   516                 4,972
                                                            ------------          ------------


NET ASSETS AVAILABLE FOR BENEFITS                           $ 20,688,009          $ 19,937,347
                                                            ============          ============

   The accompanying notes are an integral part of these financial statements.

                              IBM TDSP 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


(Dollars in thousands)                                                     2001
                                                                       ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Contributions
         Participant contributions                                     $ 1,002,379
         Employer contributions                                            305,646
                                                                       -----------
                  Total contributions                                    1,308,025

  Transfers from other benefits plans, net                                  26,484
  Interest and dividend income from investments                            363,892
                                                                       -----------
      Total additions                                                    1,698,401

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments (Note 7)                    82,040
  Distributions to participants                                            844,824
  Administrative expenses                                                   20,875
                                                                       -----------
      Total deductions                                                     947,739

NET INCREASE IN NET ASSETS DURING THE YEAR                                 750,662

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                                  19,937,347
                                                                       -----------

     End of year                                                       $20,688,009
                                                                       ===========


   The accompanying notes are an integral part of these financial statements.

                              IBM TDSP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the IBM TDSP 401(k) PLAN (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a complete description of the Plan's provisions.

GENERAL

The Plan was established by resolution of IBM's Retirement Plans Committee (the "Committee") effective July 1, 1983 and is held in trust for the benefit of its participants. The Plan offers all qualifying active, regular full-time and part-time employees of IBM and certain of its domestic related companies and partnerships an opportunity to defer from one-to-fifteen percent of their eligible compensation for contribution to any of twenty-one investment funds (effective 2002, the fifteen percent maximum increases to eighty percent). The contribution is subject to the legal limit allowed by Internal Revenue Service
(IRS) regulations. The investment objectives of these funds are described in
Note 3, Description of Investment Funds.

At December 31, 2001 and 2000, the number of participants in the Plan were 225,679 and 224,160, respectively.

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION

The Plan is administered by the Committee which appointed officials of IBM to assist in administering the Plan. The Committee appointed State Street Bank and Trust Corporation as of November 1, 1999 as Trustee to safeguard the assets of the funds and State Street Global Advisors (the institutional investment management affiliate of State Street Bank and Trust Corporation), The Vanguard Group and other investment managers to direct investments in the various funds. Metropolitan Life Insurance Company ("MetLife") provides recordkeeping, participant services and communications services, and operates the TDSP Service Center in Franklin, Tennessee. In October 2001, METLIFE indicated the intent to discontinue 401(k) recordkeeping services to their large clients over the next year. As of June 28, 2002, a new services provider has not been announced.

CONTRIBUTIONS

IBM contributes to the Plan an amount equal to fifty percent of the first six percent of annual eligible compensation the employee defers (maximum is three percent). Eligible compensation includes regular salary, commissions, overtime, shift premium and similar additional compensation payments for nonscheduled workdays, recurring payments under any form of variable compensation plan, regular Sickness and Accident Income Plan payments, holiday pay, and vacation pay. In 2001, forfeited nonvested accounts totaling $9.3 million were used to reduce employer contributions.

Participants may choose to have their contributions invested entirely in one of, or in any combination of, the following funds in multiples of five percent. These funds and their investment objectives are more fully described in Note 3, Description of Investment Funds.

LIFE STRATEGY FUNDS (4)
         Income Plus Life Strategy Fund
         Conservative Life Strategy Fund
         Moderate Life Strategy Fund
         Aggressive Life Strategy Fund

CORE FUNDS (5)
         Stable Value Fund
         Inflation-Protected Bond Fund
         Total Bond Market Fund
         Total Stock Market Index Fund (formerly Vanguard Total Stock Market Index Fund)
         Total International Stock Market Index Fund

EXTENDED CHOICE FUNDS (12)
         Money Market Fund
         Long-Term Corporate Bond Index Fund (formerly Vanguard Long-Term Corporate Fund)
         Equity Income Fund
         Vanguard European Stock Index Fund
         Large Company Index Fund
         Vanguard Growth Index Fund
         Vanguard Value Index Fund
         Vanguard Small-Cap Value Index Fund
         Small/Mid-Cap Stock Index Fund
         Vanguard Pacific Stock Index Fund
         Vanguard Small-Cap Growth Index Fund
         IBM Stock Fund

Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but will incur a service fee for each transfer in excess of eight in a calendar year. However, participant balances in the Stable Value Fund may not be transferred directly into the

Money Market Fund, and if such balances are transferred into another fund, they may not subsequently be transferred to the Money Market Fund for three months.

PARTICIPANT ACCOUNTS

The Plan recordkeeper (MetLife) maintains an account in the name of each participant to which each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds are recorded. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of pre-tax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers, except that a retiree or separated employee who has an existing account in the Plan may rollover a lump-sum distribution from an IBM-sponsored qualified retirement plan, including the IBM Personal Pension Plan and the IBM Retirement Plan.

The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.

On each valuation date, the unit value of each fund is determined by dividing the current market value of the assets in that fund on that date by the number of units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are generally not included in the taxable income of the participant until withdrawal, at which time all earnings and contributions withdrawn generally are taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 generally are subject to a penalty tax of 10%.

Consistent with provisions established by the IRS, the Plan's 2001 limit on employee salary deferrals was $10,500 (the limit increases to $11,000 for 2002). The 2001 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $8,000 or ten percent of eligible compensation.

VESTING

Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

DISTRIBUTIONS

An employee who has attained age 59 1/2 may request a cash distribution of all or part of the value in the account. Up to four distributions are allowed each year and the minimum amount of any such distribution shall be the lesser of the participant's account balance or $500.

In addition, participants who (1) retire under the prior IBM Retirement Plan (which was incorporated into the current IBM Personal Pension Plan effective July 1, 1999), or (2) become eligible for benefits under the IBM Long-Term Disability Plan or the IBM Medical Disability Income Plan, or (3) separate and have attained age 55, may also elect to receive the balance of their account either in annual cash installments over a period not to exceed ten years or over the participant's life expectancy, recalculated annually, or to defer distribution until age 70 1/2.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Employees are required to fully use the Plan loan program, described below, before requesting a hardship withdrawal. Only an employee's deferred compensation is eligible for hardship withdrawal; earnings and IBM matching contributions are not eligible for withdrawal. Employees must submit evidence of hardship to MetLife, who will determine whether the situation qualifies for a hardship withdrawal. A hardship withdrawal is taxed as regular income to the employee and may be subject to the 10% additional tax on early distributions.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is canceled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

PARTICIPANT LOANS

Participants may borrow up to one-half of the value of the account balance, not to exceed $50,000 within a twelve month period. Loans will be granted in $50 increments subject to a minimum loan amount of $500. Participants are limited to two simultaneous outstanding Plan loans. Repayment of a loan shall be made through semi-monthly payroll deductions over a term of one to four years. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25% above the prime rate. The interest shall be credited to the participant's account as the semi-monthly repayments of principal and interest are made. Interest rates on outstanding loans at December 31, 2001 ranged from 6.00% to 10.75%.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

TERMINATION OF SERVICE

The value of the participant's account that is $5,000 or less will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $5,000 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

TERMINATION OF THE PLAN

IBM reserves the right to terminate this Plan at any time by action of the Committee. In that event, each participant or beneficiary receiving or entitled to receive payments under the Plan would receive the balance of the account at such time and in such manner as the Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options which invest in any combination of equities, fixed income securities, guaranteed investment contracts (GICs), and derivative contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared under the accrual basis of accounting.

VALUATION OF INVESTMENTS

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. IBM common stock is valued daily at the New York Stock Exchange closing price. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested. Participant loans are valued at cost which approximates fair value.

Investments in fully benefit-responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. The market value of the contracts are approximately $4,752 million. The crediting interest rates at December 31, 2001 for the contracts range from 5.26% to 7.01%.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

Security transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

ADMINISTRATIVE EXPENSES AND INVESTMENT MANAGEMENT FEES

All administrative costs of the Plan are deducted from participants' account balances. These costs include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, (b) investment management fees which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value, and (c) operational expenses required for administration of the Plan including trustee, recordkeeping, participant reports and communications, and service center expenses, which are charged against the fund's assets on a pro rata basis throughout the year.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS

The objectives of the twenty-one investment funds to which employees may contribute monies are described below:

LIFE STRATEGY FUNDS - four blended funds that build a portfolio of diversified investments - - U.S. Stocks, international stocks, and fixed-income investments -- from the existing core funds noted below. The funds are managed by the IBM Retirement Fund and the managers of the underlying funds.

o INCOME PLUS LIFE STRATEGY FUND - target allocation 20% stocks, 80% bonds; seeks returns that modestly outpace inflation on a fairly consistent basis.
o CONSERVATIVE LIFE STRATEGY FUND - target allocation 40% stocks, 60% bonds; seeks returns that moderately outpace inflation over the long term.
o MODERATE LIFE STRATEGY FUND - target allocation 60% stocks, 40% bonds; seeks relatively high returns at a moderate risk level.
o AGGRESSIVE LIFE STRATEGY FUND - target allocation 80% stocks, 20% bonds; seeks high returns over the long term. Returns may be volatile from year to year.

CORE FUNDS - five funds that provide an opportunity to custom-build a portfolio from a selection of broadly diversified U.S. and international stock funds and from funds tracking the fixed-income markets.

o STABLE VALUE FUND - seeks to preserve principal and provide income at a stable rate of interest that is competitive with intermediate-term rates of return. The fund is managed by multiple money managers.
o INFLATION-PROTECTED BOND FUND - seeks over the long term to provide a real rate of return over and above the rate of inflation, thereby preserving the long-term spending power of the money invested. The fund is managed by State Street Global Advisors.
o TOTAL BOND MARKET FUND - seeks to modestly exceed the return of its benchmark index (Lehman Brothers Aggregate Bond Index), which consists of more than 5,000 U.S. Treasury and federal agency, mortgage-backed, and corporate securities. The fund is managed by State Street Global Advisors.
o TOTAL STOCK MARKET INDEX FUND - seeks long-term growth of capital and income. It attempts to match the performance of the Wilshire 5000 Total Market Index. The fund is managed by The Vanguard Group.
o TOTAL INTERNATIONAL STOCK MARKET INDEX FUND - seeks long-term capital growth with a market rate of return for a diversified group of non-U.S. equities in such major markets as Europe and Asia plus the emerging markets of the world. It attempts to match the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Free Index. The fund is managed by State Street Global Advisors.

EXTENDED CHOICE FUNDS - twelve funds that provide an opportunity to fine tune an investment portfolio with funds that are less broadly diversified, focusing instead on discrete sectors of the stock and bond markets.

o MONEY MARKET FUND - seeks liquidity and preservation of capital while providing a variable rate of income based on current short-term market interest rates. The fund is managed by State Street Global Advisors.
o LONG-TERM CORPORATE BOND INDEX FUND - seeks a high and sustainable level of interest income by investing in a widely diversified group of long-term bonds issued by corporations with strong credit ratings. The fund is managed by State Street Global Advisors.
o EQUITY INCOME FUND - seeks both long-term capital appreciation and dividend income by investing in large- and mid-cap U.S. stocks. The fund is managed by State Street Global Advisors.
o VANGUARD EUROPEAN STOCK INDEX FUND - seeks long-term growth of capital that corresponds to an index of European stocks. It attempts to match the investment results of the Morgan Stanley Capital International Europe Index. The fund is managed by The Vanguard Group.
o LARGE COMPANY INDEX FUND - seeks long-term growth of capital and income from dividends by holding all the stocks that make up the Standard & Poor's 500 Index. The fund is managed by The Vanguard Group.
o VANGUARD GROWTH INDEX FUND - seeks long-term growth of capital by holding all the stocks in the Standard and Poor's 500/BARRA Growth Index in approximately the same proportion as those stocks represented in the index. The fund is managed by The Vanguard Group.
o VANGUARD VALUE INDEX FUND - seeks long-term growth of capital and income from dividends. The fund holds all the stocks in the Standard and Poor's 500/BARRA Value Index in approximately the same proportion as those stocks represented in the index. The fund is managed by The Vanguard Group.

o VANGUARD SMALL-CAP VALUE INDEX FUND - seeks long-term growth of capital by attempting to replicate the performance of the Standard and Poor's SmallCap 600/BARRA Value Index. The fund is managed by The Vanguard Group.
o SMALL/MID-CAP STOCK INDEX FUND - seeks long-term growth of capital with a market rate of return from a diversified group of medium- and small-company stocks. The fund holds stocks in the Russell 3000 index that are not part of the Standard and Poor's 500 index and attempts to match the performance of the Russell SmallCap Completeness Index. The fund is managed by State Street Global Advisors.
o VANGUARD PACIFIC STOCK INDEX FUND - seeks long-term growth of capital by attempting to match the performance of the Morgan Stanley Capital International Pacific Free Index. The fund is managed by The Vanguard Group.
o VANGUARD SMALL-CAP GROWTH INDEX FUND - seeks long-term growth of capital by attempting to match the performance of the Standard and Poor's SmallCap 600/BARRA Growth Index. The fund is managed by The Vanguard Group.
o IBM STOCK FUND - invests in IBM common stock and holds a small interest-bearing cash balance of approximately 0.25 percent for liquidity purposes. The fund is managed by State Street Global Advisors.

Within the investment funds, stock loan transactions are permitted as a means to add return to the portfolio. Certain funds may lend securities held in that fund to unaffiliated broker-dealers registered under the Securities Exchange Act of 1934, or banks organized in the United States of America. At all times, the borrower must maintain cash or equivalent collateral equal in value to at least 102% of the value of the securities loaned and 105% of the value of international securities loaned. The cash collateral is reinvested to generate income which is credited to the portfolio return. The primary risk in lending securities is a borrower may default during a sharp rise in the price of the security that was borrowed, resulting in a deficiency in the collateral posted by the borrower. The funds seek to minimize this risk by requiring that the value of the securities that are loaned is computed each day and that additional collateral is furnished each day, if necessary. The addition of the securities lending provision does not change the investment objectives for the funds. The value of loaned securities amounted to $1,074 million and $883 million at December 31, 2001 and 2000, respectively.

NOTE 4 - PLAN TRANSFERS

The transfers below represent participant account balances attributable to employees transferred to IBM in 2001 primarily as a result of IBM acquisitions or outsourcing agreements:

Transfers related to outsourcing agreements:

o  Square D Company - net transfer totaling $2,201,378 (63 participants).

o  Xcel Energy, Inc. - net transfer totaling $5,611,359 (121 participants).

o  Cable and Wireless - net transfer totaling $2,370,605 (60 participants).

o  Franklin Templeton - net transfer totaling $2,871,597 (94 participants).

Transfers related to acquisitions:

o  Catapult - net transfer totaling $4,033,483 (192 participants).

o  Unison - net transfer totaling $4,853,438 (79 participants).

o  Mainspring, Inc. - net transfer totaling $2,666,037 (225 participants).

In 2001, there were also transfers into the Plan totaling $1,876,325 from approximately 154 employees related to participant account balances from other companies.

NOTE 5 - TAX STATUS

The Trust established under the Plan is qualified under Section 401 (a) of the Internal Revenue Code and the Trustees intend to continue it as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

(Dollars in thousands)                                                DECEMBER 31,
                                                               2001                  2000
                                                           -----------            -----------

Net assets available for benefits per the
Financial statements                                       $20,688,009            $19,937,347

Benefit obligations currently payable                            6,416                  6,800
                                                           -----------            -----------

Net assets available for benefits per the
Form 5500                                                  $20,681,593            $19,930,547
                                                           ===========            ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
(Dollars in thousands)                                                    2001
                                                                      ------------

Benefits paid to participants per the financial statements            $    844,824
Less:
Amounts payable at December 31, 2000                                         6,800
Plus:
Amounts payable at December 31, 2001                                         6,416
                                                                      ------------

Benefits paid to participants per the Form 5500                       $    844,440
                                                                      ============

NOTE 7 - INVESTMENT VALUATIONS

The following schedules summarize the value of investments, and the related net depreciation in fair value of investments by type of investment:


(Dollars in thousands)                                           VALUE DETERMINED BY
                                                       ------------------------------------------
                                                       QUOTED
                                                       MARKET         CONTRACT
                                                       PRICES           VALUE             TOTAL

AT DECEMBER 31, 2001

INVESTMENTS AT FAIR VALUE

Interest in equity-oriented funds                    $10,276,048         --           $10,276,048
Interest in short-term investment-oriented funds       1,199,437         --             1,199,437
Interest in fixed income-oriented funds                  965,121         --               965,121
IBM common stock                                       3,336,587         --             3,336,587
                                                     -----------     -----------      -----------
                                    Total            $15,777,193         --           $15,777,193
                                                     ===========     ===========      ===========

INVESTMENTS AT CONTRACT VALUE

Investment contracts                                     --           $4,593,119        4,593,119
                                                     -----------     -----------      -----------
                                    Total            $15,777,193      $4,593,119      $20,370,312
                                                     ===========     ===========      ===========

AT DECEMBER 31, 2000:

INVESTMENTS AT FAIR VALUE

Interest in equity-oriented funds                    $11,256,083         --           $11,256,083
Interest in short-term investment-oriented funds         708,955         --               708,955
Interest in fixed income-oriented funds                  581,118         --               581,118
IBM common stock                                       3,050,272         --             3,050,272
                                                     -----------     -----------      -----------
                                    Total            $15,596,428         --           $15,596,428
                                                     ===========     ===========      ===========


INVESTMENTS AT CONTRACT VALUE

Investment contracts                                     --          $4,014,294         4,014,294
                                                     -----------     -----------      -----------
                                    Total            $15,596,428     $4,014,294       $19,610,722
                                                     ===========     ===========      ===========

NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS (INCLUDING GAINS AND LOSSES ON INVESTMENTS BOUGHT AND SOLD, AS WELL AS HELD DURING THE YEAR):

(Dollars in thousands)                                                 2001
                                                                       -----

INVESTMENTS AT FAIR VALUE DETERMINED BY QUOTED
MARKET PRICE:

         Interests in funds                                         $(1,338,889)
         IBM common stock                                             1,256,849
                                                                    -----------
                  Total                                             $   (82,040)
                                                                    ===========

INVESTMENTS

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:


     (Dollars in thousands)                           2001              2000
                                                      ----              ----

Large Company Index Fund                           $5,148,416        $6,229,689
Stable Value Fund                                   4,573,448         3,527,235
IBM Stock Fund                                      3,339,703         3,053,362
Small / Mid-Cap Stock Index Fund                    2,264,639         2,642,913
Moderate Life Strategy Fund                         1,177,481         1,282,997

NOTE 8 - RELATED-PARTY TRANSACTIONS

At December 31, 2001, a significant portion of the Plan's assets were invested in State Street Global Advisors funds. State Street Global Advisors' parent company, State Street Bank and Trust Corporation also acts as the trustee for the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, the Plan held $20,260,585 and $158,966,394 in investment contracts with Metropolitan Life Insurance Company, the Plan recordkeeper, at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Plan held 27,584,218 shares of IBM common stock valued at $3,336,587,009. At December 31, 2000, the Plan held 35,885,558 shares of IBM common stock valued at $3,050,272,430.

NOTE 9 - SUBSEQUENT EVENT

2002 PLAN AMENDMENT - CATCH-UP CONTRIBUTIONS

Under a plan amendment effective January 1, 2002, participants who are at least age 50 in the current year, and have reached the applicable dollar limitation for annual 401(k) contributions, can elect to continue their contribution at the rate in effect, up to the dollar limitation for this election of $1,000 in 2002. This contribution limitation subsequently increases $1,000 each year until a cap of $5,000 is reached in 2006.

SCHEDULE I

                              IBM TDSP 401(k) PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              AT DECEMBER 31, 2001

(Dollars in thousands)                                            COST         CURRENT VALUE
                                                              ------------     -------------

INTEREST IN STATE STREET GLOBAL ADVISORS* AND
VANGUARD GROUP FUNDS:

         Discretionary Cash Funds                             $  1,199,437      $ 1,199,437
                                                              ============      ===========

         Equity Index Funds                                     11,600,159       10,276,048
                                                              ============      ===========

         Bond Index Funds                                          900,132          965,121
                                                              ============      ===========

COMMON STOCK
         IBM Common Stock*                                       2,762,399        3,336,587
                                                              ============      ===========

LOANS TO PARTICIPANTS                                                               315,954
         (interest rates range: 6.00% - 10.75%,                                 ===========
          Terms: one to four years)


INVESTMENT CONTRACTS                RATE                                         CONTRACT
                                     OF              MATURITY                      VALUE
                                  INTEREST             DATE                      ($/000's)
                                  --------           --------                   ----------
CDC Bric
BR 30301                            7.01%            12/25/02                         $312
CNA
BR 13078-036                        6.80%            04/01/03                      108,542
John Hancock Life Insurance Co.
GAC #8663                           6.85%            01/02/02                       33,047
John Hancock Life Insurance Co.
GAC #14406                          6.38%            06/30/09                      129,002
Metropolitan Life Insurance Co.*
GAC #24977                          5.27%            01/02/02                       20,261
Nw York Life Insurance Company
GA-30721                            6.88%            01/02/03                       28,454
New York Life Insurance Company
GA-30898                            5.26%            01/02/02                       40,520
Principal Mutual
#4-23271-4                          6.93%            03/31/03                       72,405

                                    RATE                                         CONTRACT
                                     OF              MATURITY                      VALUE
                                  INTEREST             DATE                      ($/000's)
                                  --------           --------                   ----------

Prudential Asset Management Co.
GA-10034 211                        6.07%            12/31/02                      136,187
Sun America
#4785                               6.35%            04/01/03                       94,258
                                                                                  --------
         Total                                                                     662,988
                                                       Non-
Synthetic GIC Global Wrapper        6.41%            Maturing                    3,930,131
                                                                                ==========
         Total Investment Contracts                                             $4,593,119
                                                                                ==========

* Party-in-interest